　Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-02801)
Dated August 3, 2016

August  2, 2016

Company Name:	Minebea Co., Ltd
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer
(Code No. 6479, TSE Div. No. 1)
Contact:	Takayuki Ishikawa General Manager Corporate Communications Office
Phone:	+81-(0)3-6758-6703

Notice Concerning Execution of Business Support Agreement between Minebea and MITSUMI

Minebea Co., Ltd. (“Minebea”) hereby announces that Minebea and MITSUMI ELECTRIC CO., LTD. (“MITSUMI”) executed the Business Integration Agreement and the Share Exchange Agreement, both of which are dated March 30, 2016, and subsequently filed applications for exemptions from the antimonopoly regulations regarding the business combination associated with the scheduled business integration at the regulatory authorities in Japan and relevant overseas countries. We have received all necessary regulatory approvals from respective authorities concerned by the end of July. As such, it has been made possible for both companies to start integration preparations with a view to the planned business combination except in the product areas where Minebea and MITSUMI compete directly with each other.
In response to the above, Minebea entered into the Business Support Agreement with MITSUMI today on August 2, 2016, aiming at generating a synergy effect between the two companies immediately after the consummation of business integration.

Based on the said Business Support Agreement, Minebea management will provide MITSUMI with such management support as assistance for sales expansion, manufacturing support, etc. More specifically, through various support activities such as the introduction of new markets and customers by Minebea to MITSUMI, sales and marketing of MITSUMI products by Minebea as the distributor of MISTUMI as well as other cooperation and coordination between the companies with the aim of expanding sales, advice given by Minebea to MITSUMI on the production efficiency improvement of MITSUMI factories, secondment of Minebea engineers to MITSUMI, utilization of idle and surplus equipment and facilities of Minebea by MITSUMI, the joint procurement and centralized purchasing program shared by two companies, etc., thereby taking full advantage of internal resources of both companies, we will do our utmost to pursue the earliest possible synergetic effect to be generated in a wide variety of areas toward the consummation of business integration scheduled on March 17, 2017.

(Related Information)
Press Releases:
March 30, 2016
Notice Concerning Execution of Business Integration Agreement and Share Exchange Agreement in Connection with Business Integration of Minebea Co., Ltd. and MITSUMI ELECTRIC CO., LTD.
http://www.minebea.co.jp/english/news/press/2016/1191084_7980.html

December 21, 2015
Notice Concerning Execution of Basic Agreement on Business Integration of Minebea Co., Ltd. and MITSUMI ELECTRIC CO., LTD.
http://www.minebea.co.jp/english/news/press/2015/1190520_7564.html

Minebea may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange (the “Share Exchange”) pertaining to a business integration between the two companies, if it is consummated.  The Form F-4 (if filed in connection with the Share Exchange) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of MITSUMI prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, the Share Exchange and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact of Minebea below.

Contacts for inquiries regarding the Business Integration

Minebea
Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan
Takayuki Ishikawa, General Manager
Corporate Communications Office
Tel:  03-6758-6703
Email:  corporate_communication@minebea.co.jp